

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 7, 2014

Via E-mail
Christopher J. Paucek, CEO
2U, Inc.
8201 Corporate Drive, Suite 900
Landover, MD 20785

> **Re: 2U, Inc.**
> **Confidential Draft Registration Statement on Form S-1**
> **Submitted December 11, 2013**
> **CIK No. 0001459417**

Dear Mr. Paucek:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1.   We are in receipt of your request for confidential treatment dated December 11, 2013 in connection with Exhibits 10.1 and 10.2. Comments, if any, will be issued in a separate letter. Any comments must be resolved and your application must be complete before we may accelerate the effective date of the registration statement.

2.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

3.   We will process your amendments without price ranges. Since the price range you select will affect disclosure in several sections of the filling, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. Please understand that the effect of the price range on disclosure throughout the document may cause us to raise issues in areas on which we have not previously commented.

4.   Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. See Question 101.02 of our Securities Act Forms Compliance and Disclosure Interpretations, available on our website.

Prospectus Summary, page 1

5.   We note the risk factor disclosure on page 36 discussing the concentration of ownership of your common stock among your existing officers, directors and principal stockholders. Disclose in the summary that your directors, executive officers and principal stockholders will continue to have a substantial control over the company after the offering and disclose the percentage of your voting power to be held by affiliates following the offering.

Company Overview, page 1

6.   Please provide support for your claim of leadership in the first sentence. Also, disclose the basis for the statement on page 5 that you believe your programs produce student outcomes that are "generally equal to or better than their on-campus programs in terms of student satisfaction, graduation rates and other key measures of success."

Risk Factors

"Disruption to or failures of our platform could reduce client and student satisfaction…," page 16

7.   The last paragraph of this risk factor discusses risks associated with security threats to your technology platform. The same risks appear to be discussed in greater detail on page 20 in the risk factor with the following caption: "If our security measures are breached or fail…" Please eliminate the duplicative disclosure in this risk factor or advise why you believe it is appropriate.

"Our employees located outside the United States…," page 24

8.   You disclose in this risk factor that you have an office in Hong Kong for program marketing and student support. Please tell us your considerations of disclosing the number of international students currently enrolled in your programs. In this regard, we note these numbers would provide context to your disclosures.

<u>"We might not be able to utilize a significant portion of our net operating loss carryforwards…,"</u>
<u>page 25</u>

9.   Please quantify your currently available net operating loss carryforwards and, to the extent possible, the limits on the use of such losses due to past and future ownership changes.

<u>Special Note Regarding Forward-Looking Statements, page 41</u>

10.   We note the statements in this section that the industry publications, surveys and forecasts from which information in the prospectus has been derived "generally indicate that their information has been obtained from sources believed to be reliable," and that "higher education is subject to a high degree of uncertainty and risk due to a variety of factors." Please note that you are responsible for the entire content of the registration statement and cannot include language that can be interpreted as a disclaimer of the information contained in the filing. Please revise to eliminate the implication that you are not responsible for the accuracy of the information you elect to include in your prospectus.

<u>Use of Proceeds, page 42</u>

11.   You disclose that you will use the net proceeds from the offering for "working capital and other general corporate purposes." Please revise to provide more details regarding what constitutes "working capital and other general corporate purposes." In this regard, consider disclosing the amount of proceeds that you plan to use to grow your business. This section does not require disclosure of definitive plans and it is acceptable to provide a quantitative discussion of preliminary plans. Refer to Item 504 of Regulation S-K and Instruction 7 to Item 504. We note on pages 81 and 82 you describe your growth strategy but do not indicate if it will be funded with offering proceeds.

<u>Management's Discussion and Results of Operations</u>

<u>Overview, page 50</u>

12.   Expand your overview to provide insight into material opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which your executives are most focused for both the short and long term. For example, consider discussing the challenges and risks you face from your recent rapid growth and your history of losses, as well as uncertainties related to the applicability of the incentive compensation rule to your business. Refer to Item 303(a) of Regulation S-K and SEC Release No. 33-8350. Also, you disclose in Note 12 to your Consolidated Financial Statements that you recently signed contracts with universities in England and Australia. Please revise your Management Discussion to discuss the impact of these agreements on the company's business. Finally, we note that you utilize both web-based and mobile applications in your programs. Tell us if you track revenue or participation rates based

on whether your programs are accessed through web-based or mobile devices. If so, address any trends observed in such data.

Key Business and Financial Performance Metrics, page 52

13.   Explain why you do not include unique students and total number of course enrollments as key metrics for each reporting period included in this filing. Further, tell us why you do not disclose the number of students enrolled by semester and the revenue earned from each student. In addition, you should provide definitions for each of these terms in the prospectus.

14.   We note from discussion in the business section that you track the percentage of your revenue attributable to returning students. Tell us whether this is a metric that your management uses to evaluate its business.

Platform Revenue Retention Rate, page 53

15.   Disclose whether you are comparing revenue earned from the same group of programs or the same group of clients. Further, you should analyze the retention rates and discuss the reasons for the increases.

Results of Operations

Comparison of Nine Months Ended September 30, 2012 and 2013

Revenue, page 57

16.   Your disclosures indicate that your revenue increased 47.8% or $18.9 million for the nine months ended September 30, 2013. Further, we note that you disclose $18.4 million of this increase was driven by an increase in total course enrollments in your clients' programs. Please tell us your consideration of quantifying the number of course enrollments and programs during each period. Refer to Item 303(a)(3)(iii) of Regulation S-K and Section III.D of SEC Release No. 33-6835. Similar concerns apply to your year over year disclosures on page 59.

Servicing and support, page 57

17.   We note that for each of your expense line items, the primary reason for the increase period over period is due to an increase in compensation costs. Please tell us your consideration of quantifying the headcount at the end of each period for each line item to explain this increase. Refer to Item 303(a)(3)(iii) of Regulation S-K and Section III.D of SEC Release No. 33-6835. Similar concerns apply to your year over year disclosures on page 59.

Comparison of Years Ended December 31, 2011 and 2012

Program marketing and sales, page 59

18.	Please expand your disclosures to clarify the nature of the $7.9 million increase in lead-generation costs and the $3.7 million increase in compensation costs. In this regard, we note that program marketing and sales expense was 81.2% of revenue for the year ended December 31, 2012.

Critical Accounting Policies and Significant Judgments and Estimates

Revenue Recognition and Deferred Revenue, page 61

19.	We note your disclosure that you recognize revenue ratably over the service period, which you define as the period from the first day of classes for each semester in a client's program through the last day of that semester. Please tell us how you consider the drop/add period in your revenue recognition. In this regard, we note your disclosure under Period-to-Period Fluctuations on page 52 that your clients generally pay you once the drop/add period has passed. In addition, tell us why you believe the service period is a semester instead of over a degree program life or term. Your response should consider that you have multiple deliverables that do not have standalone value.

20.	Disclose that revenue recognized is based on the specified percentage of net program proceeds from your clients. In addition, disclose how you present the shared program expenses. Indicate whether you provide sale incentives to your clients. We refer you to ASC 605-50.

21.	We note that no individual deliverable has standalone value upon delivery and you consider all deliverables to be a single unit of accounting. Disclose where you receive other fees in addition to the specified percentage charged. In addition, tell us whether you believe your students are your customers instead of the universities. Please provide an analysis under ASC 605-45-45.

22.	We note that you offer your customers a software platform. Please provide your analysis supporting why you believe that your platform should not be within the scope of ASC 985-605. Your response should address the criteria outlined in ASC 985-605-55-121.

Stock-Based Compensation, page 63

23.	When your estimated IPO price is available, please revise to disclose the significant factors contributing to the difference between the IPO price and the fair value determined as of the date of your last option grant. This reconciliation should describe significant intervening events within the company and changes in assumptions (e.g. illiquidity, minority, or lack of marketability discounts), weighting, and selection of valuation methodologies, if any. Tell us when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range and amount for your stock.

Liquidity and Capital Resources

Cash Flows

Operating Activities, page 72

24.   We note your discussion of cash flows from operating activities. Revise to disclose the underlying reasons for material changes in your operating assets and liabilities to better explain the variability in your cash flows. For example, the underlying reasons for the material changes in deferred revenue and accrued expenses should be considered as opposed to merely noting the changes. Please refer to the guidance of Section IV of SEC Release No. 33-8350.

Business, page 76

25.   With respect to data in the prospectus that is attributed to non-governmental, third party sources, such as the Babson Survey Research Group, please provide us with copies of the reports or other written documents relied upon, marked to highlight the relevant sections you reference. Also, tell us if you or offering participants commissioned any such third party reports or whether any of the reports were prepared for this offering.

Technology, page 85

26.   You disclose in this section that Amazon Web Services is your cloud hosting provider. Please discuss your contractual arrangements with this company in your prospectus and file any agreements with AWS as exhibits to your registration statement, or tell us why this is not required. Refer to Item 601(b)(10)(ii)(B) of Regulation S-K.

Clients, page 86

27.   We note that you are filing two agreements with the University of Southern California as exhibits. Please revise your prospectus to provide a description of the material terms of both of these agreements, including the exclusivity provisions in both agreements. Also, you disclose in Note 2 to your Consolidated Financial Statements that you had a contract with another university that accounted for approximately 15% of your revenues for the year ended December 31, 2012. Identify in this section the client with which you have that agreement and provide a description of the material terms of the agreement. Also, file the agreement as an exhibit to your registration statement or advise why you believe it is not required to be filed. Refer to Item 601(b)(10) of Regulation S-K.

Management, page 93

28.   Please disclose Mr. Larson's principal occupations and employment from 2007 through 2010. Provide the same disclosure for Mr. Moe from September 2008 through September 2010. Refer to Item 401(e) of Regulation S-K.

Certain Relationships and Related Party Transactions, page 110

29.   Please discuss in this section your utilization of the marketing and event planning services of a company partially owned by one of your executive officers, as disclosed in Note 14 to your Consolidated Financial Statements. File any agreement you have with the company as an exhibit or advise why this is not required. Refer to Items 404 and 601(b)(10)(ii)(A) of Regulation S-K. Also, file as an exhibit the sublease agreement with the entity affiliated with Mr. Katzman.

Notes to Consolidated Financial Statements

Note 2. Significant Accounting Policies

Fair Value Measurements, page F-10

30.   Please expand your disclosures to clarify why your cash and cash equivalents are categorized as Level 2 at December 31, 2012 and September 30, 2013. In addition, provide disclosure to include a description of the valuation technique and the inputs used in the fair value measurement. Refer to FASB ASC 820-10-50-2.bbb.

Capitalized Content Development Costs, page F-13

31.   Your disclosure indicates that you are capitalizing external direct costs, payroll and payroll-related costs. Please expand your disclosure to clarify the nature of these costs. That is, explain why these costs qualify as content development cost and should be capitalized. Cite the accounting literature that supports your accounting. It appears that the client is providing the intellectual property or the course content, therefore, clarify why the expenses you incur should be capitalized.

32.   Please disclose in greater detail how you determined the useful life of the respective capitalized content program to be generally five years. In this regard, we note your disclosure that there is rapid change in technologies and your disclosure on page 14 that you launched your first client program in 2009 and five of your 11 graduate programs were launched in 2013. Also disclose if you evaluate the future recoverability and frequency of this evaluation of these capitalized amounts. In this regard, please tell us whether each piece of content you have capitalized is generating revenue. Further, tell us how you assess impairment for your content, including whether each individual piece of content represents a separate unit of accounting for purposes of evaluating impairment.

Note 5. Commitments and Contingencies

Legal Contingencies, page F-17

33.   If the there is a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material you must either disclose the estimated additional loss, or state that such an estimate cannot be made. Please tell us whether you believe that it is reasonably possible that additional losses would be material and, if so, how your disclosures comply with paragraphs 3 through 5 of ASC 450-20-50 and SAB Topic 5Y.

Note 10. Stock-Based Compensation, page F-25

34.   Your disclosure on page 67 indicates that you granted option awards in October 2013. Please expand your footnote disclosure to include these options granted. Refer to FASB ASC 260-10-50-2.

        If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

        Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

        You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or me at (202) 551- 3730 with any other questions.

                                                Sincerely,

                                                /s/ Barbara C. Jacobs

                                                Barbara C. Jacobs
                                                Assistant Director

cc: Via E-mail
        Brent B. Siler, Esq.
        Cooley LLP